Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-177923 Dated July 2, 2013

J.P.Morgan

6yr DJUBS Contingent Buffered Notes

North America Structured Investments

OVERVIEW

May be appropriate for investors who seek an uncapped exposure to the Dow Jones-UBS Commodity Index.

Investors are exposed to the full downside of the Index if the Ending Index Level is less than the Initial Index Level by more than the Buffer Amount.

The payment at maturity references the Index directly and is not subject to any tracking error at maturity. You may lose some or all of you principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index:	Dow Jones-UBS Commodity Index
Upside Leverage Factor:	[1.0-1.1]*
Contingent Buffer Amount:	35%
Initial Index Level:	The index closing level on the pricing date
Ending Index Level:	The index closing level on the Observation Date
Pricing Date:	July 19, 2013
Observation Date::	July 26, 2019
Maturity Date:	July 31, 2019
CUSIP:	48126NHG5
Preliminary Term Sheet:	http://www.sec.gov/Archives/edgar/data/19617/000089109213005853/e54388fwp.htm

For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Return Profile

If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return *multiplied* by the Upside Leverage Factor.

If the Ending Index Level is equal to or less than the Initial Index Level by up to the Contingent Buffer Amount, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is less than the Initial Index Level by more than the Contingent Buffer Amount, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level.

Hypothetical Returns**

Ending Index Level	Index Return	Total Return
225.000	80.00%	80.00%
187.5000	50.00%	50.00%
175.0000	40.00%	40.00%
150.0000	20.00%	20.00%
137.5000	10.00%	10.00%
125.0000	0.00%	0.00%
112.5000	-10.00%	0.00%
100.0000	-20.00%	0.00%
81.2500	-35.00%	0.00%
81.2375	-35.01%	-35.01%
75.0000	-40.00%	-40.00%
62.5000	-50.00%	-50.00%
43.0000	-80.00%	-80.00%

*To be provided in the pricing supplement, but not less than 1.0 or greater than 1.1

Reflects Upside Leverage Factor of 1.0 for illustrative purposes and assumes a $1,000 investment. **If the Upside Leverage Factor is set equal to 1.0, you will not benefit from any upside return enhancement on the notes.

The hypothetical returns set forth above are illustrative and may not be the actual returns on the notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com

6yr DJUBS Contingent Buffered Notes

Selected Benefits North America Structured Investments

[] Exposure to the Dow Jones-UBS Commodity Index

[] The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Upside Leverage Factor, unless the Upside Leverage
Factor is set equal to 1.0, in which case you will not benefit from any upside return enhancement on the notes.

[] You are entitled to repayment of principal in full at maturity, even if the
Index declines by up to the Contingent Buffer Amount subject to the credit risk of JPMorgan Chase and Co.

[] Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

[] Potential for Long Term Capital Gains tax treatment if held longer than one year.

Selected Risks

[] Your investment in the notes may result in a loss.

[] Payment on the notes at maturity is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.

[] No upside return enhancement if the Upside Leverage Factor is set equal to
1.0.

[] The benefit provided by the Contingent Buffer Amount may terminate on the
Observation Date

[] No Interest payments, dividend payments or voting rights.

[] The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

[] JPMS' estimated value does not represent future values and may differ from others' estimates.

[] The value of the notes which may be reflected in customer account statements may be higher than JPMS' current estimated value for a limited time period.

[] JPMS' estimated value is derived by reference to an internal funding rate.

[] Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer
(and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

[] Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and asan agent of the offering of the notes and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable term sheet for additional information.

Disclaimer

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co.
has filed with the SEC for more complete information about JPMorgan Chase and
Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

Additional information about the symbols depicted in each cube in the top right-hand corner of this fact sheet can be accessed via the hyperlink to one of our filings with the SEC:
http://www.sec.gov/Archives/edgar/data/19617/000095010311004940/crt_dp27418-fwp
..pdf

              J.P. Morgan Structured Investments | 800 576 3529 |
                    JPM_Structured_Investments@jpmorgan.com